Exhibit 12.1

HEALTH MANAGEMENT ASSOCIATES, INC.

RATIO OF EARNINGS TO FIXED CHARGES

FIVE YEARS ENDED DECEMBER 31, 2012

		Years Ended December 31,
	2012	2011	2010	2009	2008
EARNINGS
Income from continuing operations before income taxes	$322,313	$305,432	$282,654	$237,391	$324,330
Fixed charges, exclusive of capitalized interest	274,105	234,378	220,957	233,794	257,375

TOTAL EARNINGS	$596,418	$539,810	$503,611	$471,185	$581,705

FIXED CHARGES
Interest charged to expense, including amortization of deferred financing costs	$311,069	$223,215	$212,062	$226,755	$251,215
Interest portion of rental expense	11,228	11,163	8,895	7,039	6,160

Fixed charges, exclusive of capitalized interest	322,297	234,378	220,957	233,794	257,375
Capitalized interest	9,541	5,950	2,674	4,800	4,295

TOTAL FIXED CHARGES	$331,838	$240,328	$223,631	$238,594	$261,670

Ratio of Earnings to Fixed Charges	1.8	2.2	2.3	2.0	2.2